EXHIBIT 99.1

Intellipharmaceutics Expands Drug Commercialization Expertise

TORONTO, Feb. 7, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) today announced it has retained the services of Doll Consulting, LLC and its principal, David S. Doll, to assist the Company with the commercialization of products in its controlled-release generic drug portfolio and its 505(b)(2) New Drug Application (NDA) portfolio. Mr. Doll has over 26 years of solid pharmaceutical industry experience in commercial operations, including at Impax Laboratories, Inc. from 2006 to 2008 as Executive Vice President, Commercial Operations. Most notably, he successfully negotiated long-term agreements between Impax and several major pharmaceutical companies, including TEVA, Andrx Corporation, Shire US, Inc., DAVA Pharmaceuticals, Schering Corporation, Wyeth, Novarits, Leiner Health Products, Purdue Pharma and Vedco Inc.

"We now have four products filed with the FDA for the purpose of obtaining regulatory approval in the U.S. [ANDA's for Focalin XR®, Effexor XR®, Protonix®, Glucophage XR®] and expect to file at a minimum an additional two products this year," stated Dr. Isa Odidi, CEO and co-Founder of Intellipharmaceutics. "Given our progress last year, our anticipated growth moving forward, and an increased focus on partnering due to our advancing pipeline, Dave Doll, with his impressive track record in business development and commercialization, is an excellent addition to our team."

"I am very excited to be part of the impressive growth story that is emerging at Intellipharmaceutics," commented Mr. Doll. "I believe Intellipharmaceutics has exceptional drug formulation and development expertise and given the mature pipeline of products both on the generics side and with the Company's abuse-resistant Rexista™ technology platform, the Company has an opportunity to see a number of strategic commercial initiatives come to fruition in the near term."

Prior to establishing Doll Consulting LLC, Mr. Doll served as Executive Vice President, Commercial Operations of Impax from February 2006 to August 2008 and prior to that he served as Senior Vice President, Sales and Marketing from March 2001. From June 1993 to February 2001, Mr. Doll served in a number of management functions at Merck & Co., Inc. including: Senior Director - Managed Care, General Manager - West Point Pharma and Director of Marketing - West Point Pharma. From December 1984 until June 1993, Mr. Doll held a number of sales and marketing management positions at Lemmon Company (subsidiary of Teva Pharmaceutical Industries Ltd.). Mr. Doll has a B.S. in Commerce from Rider University as well as an MBA in Pharmaceutical Marketing from Saint Joseph's University.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the proposed financing, including the amount and timing thereof and effect on control, and possible future warrant exercises, and regarding the Company's plans, milestones and proposed use of proceeds, status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimated," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the closing of this transaction, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010 and Form 20-F for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123 investors@intellipharmaceutics.com

         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com